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                                                                   EXHIBIT 99.01

INDUSTRIAL SCIENTIFIC                                        NEWS RELEASE
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  CORPORATION                1001 Oakdale Road         Phone 412-788-4353
                             Oakdale, PA 15071-1500    1-800-DETECTS (338-3287)
                             USA                       Fax 412-788-8353


Date:                    March 1, 1996
For More information:    Anthony Duryea 412/265-1212

                 INDUSTRIAL SCIENTIFIC CORPORATION INTRODUCES
                       MG2100 PORTABLE MASS SPECTROMETER

                Patented Technology Brings Mass Spectrometry to
                        New Industries and Applications



PITTSBURGH, PA -- Industrial Scientific Corporation introduces the MG2100 Portable Mass Spectrometer, designed for any application where on-site, real time, multiple compound monitoring is required. Immediate applications include environmental testing, process control, product or by-product analysis, industrial hygiene, safety, and investigative analysis. The MG2100 is ideal for universities where easy portability between the lab and class room is desired.

Mass spectrometry is one of the most trusted analytical techniques for identification and structural anaylsis of molecular compouds. Until now, the technology has been traditionally limited to well equipped, analytical laboratories because of size and delicate analyzer components. Utilizing Industrial Scientific's patented technology, however, the MG2100 delivers mass spectrometry performance in a rugged package that weighs just 35 pounds and measures 9 in. x 13 in. x 23 in. This compact size enables the instrument to be taken out of the laboratory and used for on-site analysis in applications where on-site mass spectrometry was previously considered unrealistic, such as remediation sites or other field locations. The patented magnetic cycloidal analyzer is inherently less motion and orientation sensitive than other mass spectrometry techniques, thus having the ruggedness to withstand use in the field.

Despite its small size, the MG2100 is completely self-contained, featuring the inlet system, electron impact (EI) ionizer, mass analyzer, detector, built-in computer and analytical software, vacuum system and digital readout. Unlike many existing mass spectrometers, the MG2100 maintains a constant vacuum allowing for instantaneous and continous start-up and analysis of gases and liquids. The unit needs only to be turned on to begin sampling and analysis. The MG2100 instantly starts continous, real-time monitoring of the gases or liquids being sampled without waiting hours to pump down a vacuum system. A built-in 386 microprocessor, operating with Industrial Scientific's software program, simplifies the analytical process by identifying key elements and compounds found within the sample. In addition, the microprocessor writes and stores all observed data to a built-in hard drive. This information can then be easily downloaded via the RS232 port to any external computer.

                              O U R  M I S S I O N
[ ISO9001 ]       Design-Manufacture-Sell: Highest quality products
|-------- |              for the preservation of human life
[CERTIFIED]           Provide: Best customer service available




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The MG2100 is offered with a standard mass range of 8-200 atomic mass units
(amu) with an optional higher mass range available with unit mass resolution. The instrument can analyze either gas or liquid, and features a patented magnetic cycloidal double focusing analyzer.

The MG2100 can be equipped with an optional rechargeable battery pack that operates the entire instrument up to four hours in locations where AC power is not available. Instantaneous on-site analysis eliminates the risk of sample contamination, deterioration or mix-up as can happen when transporting bagged samples to a remote analytical laboratory.

The unit's low cost - less than half the price of even low-end laboratory mass spectrometers -combined with portability, makes the MG2100 a revolutionary, cost-effective solution for many industries previously excluded from mass spectrometry.

Industrial Scientific designs. manufactures and sells gas monitoring instruments, systems, and other technical products used worldwide for the preservation of human life and property. The Company is certified under the internationally recognized IS09001 Quality Standards and has operating companies located in Saudi Arabia and Australia.


The MG2100 is Industrial Scientific's first instrument to be introduced since the Company purchased the assets of Monitor Group, Inc., a privately owned developer of portable mass spectrometers located in Pittsburgh, Pennsylvania. The introduction of the MG2100 at Pittcon 96 in Chicago represents an expansion of Industrial Scientific's scope of activities into the environmental, process control and other markets. For more information, please call 1-800-DETECTS.


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